SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 13)*

Conmed Healthcare Management, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20741M03
(CUSIP Number)

John Pappajohn
c/o Equity Dynamics Inc.
666 Walnut Street, Suite 2116
Des Moines, IA 50309
(515) 244-2346
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20741M03

1.	NAME OF REPORTING PERSON

John Pappajohn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		1,589,508 (See Items 4 and 5)
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		1,589,508 (See Items 4 and 5)
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,589,508 (See Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4% (See Items 4 and 5)
14.	TYPE OF REPORTING PERSON*

IN

This Amendment No. 13 amends and supplements the Schedule 13D filed by John Pappajohn (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On July 16, 2012, the Company announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 16, 2012, with Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”), and Hanover Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) for all the issued and outstanding shares of Common Stock (“Common Stock”). Following the closing of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned direct subsidiary of Parent.

Concurrently with the execution of, and as an inducement for Parent and Merger Sub to enter into, the Merger Agreement, Parent and John Pappajohn (the “Reporting Person”) entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”), dated as of July 16, 2012, relating to (i) all securities of the Company (including Common Stock and any options to acquire shares of Common Stock) beneficially owned by the Reporting Person as of July 16, 2012 and (ii) any additional securities of the Company (including Common Stock and any options to acquire shares of Common Stock) acquired through the expiration of the Offer (the “Tender and Voting Agreement Shares”).

Pursuant to the Tender and Voting Agreement, the Reporting Person agreed, among other things, to (i) validly tender or cause to be validly tendered in the Offer all of the Tender and Voting Agreement Shares owned by the Reporting Person; (ii) vote the Tender and Voting Agreement Shares in favor of (a) the Merger and the adoption of the Merger Agreement and the terms thereof, each of the other actions contemplated by the Merger Agreement and any action in furtherance of any of the foregoing and (b) any proposal to adjourn or postpone a meeting to later date if there are not sufficient votes for the adoption and approval of the Merger Agreement on the date on which such meeting is held; and (iii) vote the Tender and Voting Agreement Shares against (a) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement, (b) any Company Acquisition Proposal (as defined in the Merger Agreement), (c) any change in the present capitalization of the Company or any amendment of the Company’s certificate of incorporation or by-laws and (d) any merger, acquisition, sale, consolidation, reorganization, recapitalization, dividend or liquidation of the Company or any of its subsidiaries or similar transaction.

Under the Tender and Voting Agreement, the Reporting Person also granted to Parent an irrevocable proxy with respect to the Tender and Voting Agreement Shares. The irrevocable proxy allows Parent to vote the Tender and Voting Agreement Shares in the manner set forth above. The proxy granted to Parent will be revoked automatically upon termination of the Tender and Voting Agreement. The Tender and Voting Agreement will terminate automatically upon the earlier of (i) the date upon which the Merger Agreement is terminated in accordance with its terms and (ii) the Effective Time of the Merger (as defined in the Merger Agreement). This summary of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference in its entirety into this Item 4.

Under the Tender and Voting Agreement, the Reporting Person also has agreed not to cause or permit, subject to certain exceptions, (i) the sale, pledge, encumbrance, grant of an option with respect to, transfer or disposition of any Tender and Voting Agreement Shares or any interest therein or the entrance into an agreement or commitment contemplating the foregoing, (ii) the deposit of any Tender and Voting Agreement Shares into a voting trust, the grant of any proxies or the entrance into any voting agreement or similar agreement with respect to the Tender and Voting Agreement Shares or (iii) the grant of dispositive power to any person other than the Reporting Person with respect to the Tender and Voting Agreement Shares.

Under the Tender and Voting Agreement, the Reporting Person also has agreed not to (i) solicit, initiate, or take any action to knowingly facilitate or encourage discussions concerning alternative proposals for the acquisition of the Company, (ii) participate in discussions or negotiations or provide information relating the Company with respect to an alternative proposal for the acquisition of the Company or (iii) enter into any agreement relating to an alternative proposal for the acquisition of the Company, subject to certain exceptions.

As a result of the Tender and Voting Agreement, the Reporting Person, together with Parent, certain affiliates of Parent and the other stockholders of the Company that entered into a Tender and Voting Agreement with Parent, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the Reporting Person expressly disclaims membership in such “group”, and nothing herein shall be deemed to be an admission by the Reporting Person as to the existence of such “group”.

As permitted by Section 2.3 of the Tender and Voting Agreement, on July 16, 2012, following the execution of the Tender and Voting Agreement and the public announcement of the transactions contemplated by the Merger Agreement, the Reporting Person transferred 1,000,000 shares of Common Stock to the University of Iowa Foundation as a charitable gift or contribution to an organization that qualifies under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Except as set forth in this Statement and the corresponding exhibit hereto, the Reporting Person does not have any plans or proposals which relate to or which would result in or relate to any of the acts specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) of the Statement are hereby amended and restated as follows:

(a) As of July 16, 2012, the Reporting Person may be deemed to beneficially own 1,539,012 shares of Common Stock. As of July 16, 2012, the Reporting Person may also be deemed to beneficially own 5,000 shares of Common Stock held by Halkis, Ltd. and 5,496 shares of Common Stock held by the John and Mary Pappajohn Scholarship Foundation, both affiliates of the Reporting Person. The Reporting Person, who is a director of the Company, may also be deemed to beneficially own 40,000 shares of Common Stock issuable upon the conversion of options granted to him that are exercisable within 60 days of July 16, 2012. As a result, the Reporting Person may be deemed to beneficially own an aggregate of 1,589,508 shares of Common Stock, representing approximately 11.4% of the sum of (x) the shares of Common Stock outstanding as of July 13, 2012 as disclosed by the Company in the Merger Agreement and (y) the shares of Common Stock that would be outstanding assuming that all vested stock options held by the Reporting Person were exercised into shares of Common Stock.

(b) As a result of the Tender and Voting Agreement, the Reporting Person may be deemed to share with Parent the power to vote or direct the vote, in the manner set forth in the Tender and Voting Agreement, of the shares of Common Stock reported as beneficially owned by the Reporting Person. However, Parent is not entitled to any rights as a stockholder of the Company under the Tender and Voting Agreement with respect to the shares of Common Stock reported as beneficially owned by the Reporting Person and does not control the voting of such shares with respect to any matters other than as set forth in the Tender and Voting Agreement. The Reporting Person may be deemed to have sole dispositive power with respect to the shares of Common Stock reported as beneficially owned by the Reporting Person, however, under the Tender and Voting Agreement, the Reporting Person has agreed to certain transfer restrictions on the disposition of such shares.

(c) On May 24, 2012, the Reporting Person acquired 10,000 shares of Common Stock pursuant to the vesting of restricted stock units granted to the Reporting Person on February 21, 2012.

On July 16, 2012, the Reporting Person transferred 1,000,000 shares of Common Stock to the University of Iowa Foundation as a bona fide gift.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

The information provided in Items 4 and 5 above is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

99.1	Tender and Voting Agreement, dated July 16, 2012, by and between Correct Care Solutions, LLC and John Pappajohn.

CUSIP No. 20741M03

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: July 18, 2012

/s/ John Pappajohn
John Pappajohn